Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement of Landsea Homes Corporation on Form S-8 (File No. 333-254307) of (i) our report dated March 4, 2024, with respect to the audited financial statements of Antares Acquisition, LLC, which comprise the balance sheet as of December 31, 2023 and the related statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the financial statements, and (ii) our report dated March 16, 2023, with respect to the audited financial statements of Antares Acquisition, LLC, which comprise the balance sheet as of December 31, 2022 and the related statements of operations, members’ equity and cash flows for the year then ended, and the related notes to the financial statements, which reports are filed as an exhibit to this Current Report on Form 8-K of Landsea Homes Corporation dated March 18, 2024.

/s/ MeredithCPAs

Irving, Texas
March 18, 2024